UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                           GREG MANNING AUCTIONS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 per value
                         (Title of Class of Securities)

                                   563 823 103
                                 (CUSIP Number)

                                Jeffrey Eisenberg
                           Eisenberg Partners, L.L.C.
          77 West Wacker Drive, Chicago, Illinois 60601 (312) 456-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2000
             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                   No Exhibits

                                  SCHEDULE 13D

CUSIP No. 563 823 103                                      Page ___ of ___ Pages
          -----------

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EISENBERG PARTNERS, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/X/
                                                                          (b)/X/

--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

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                                     7      SOLE VOTING POWER
NUMBER OF SHARES                            535,700
  BENEFICIALLY                       -------------------------------------------
OWNED BY                             8      SHARED VOTING POWER
     EACH                                   0
   REPORTING                         -------------------------------------------
    PERSON                           9      SOLE DISPOSITIVE POWER
     WITH                                   535,700
                                     -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         535,700

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.44%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Greg Manning Auctions, Inc. (the "Company"). The principal executive offices of the Company are located at 775 Passaic Avenue, West Caldwell, New Jersey 07006.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is filed by Eisenberg Partners, L.L.C., manager or investment manager of the following entities: EP Opportunity Fund, L.L.C., EP Opportunity Fund International, Ltd., EP .com Fund, L.L.C. and EP .com Fund International, Ltd.

(b) The business address of the above entities is 77 W. Wacker Drive, Chicago, Illinois 60601.

(c) The entities are engaged primarily in the business of investment management.

(d) None of the entities, nor any executive officer, director or manager of such entity or of Eisenberg Partners, L.L.C., has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the entities, nor any executive officer, director or manager of such entity or of Eisenberg Partners, L.L.C., has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws during the past five years.

(f) Eisenberg Partners, L.L.C., EP Opportunity Fund, L.L.C. and EP .com Fund, L.L.C. were organized in Delaware. EP Opportunity Fund International, Ltd. and EP .com Fund International, Ltd. are corporations organized under the laws of the Cayman Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used to acquired the Common Stock was working capital of the respective entities.

ITEM 4.  PURPOSE OF TRANSACTION

Each of the entities acquired their shares of Common Stock for the purposes of investment. None of the entities nor Eisenberg Partners, L.L.C. presently has any definitive plans or proposals regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company.

Each entity reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)    According to the Company's Form S-3, filed with the SEC on
               March 16, 2000, there were a total of 9,844,434 shares of Common
               Stock outstanding on February 28, 2000. As of the date hereof, Eisenberg Partners, L.L.C., as the Manager of EP Opportunity
               Fund, L.L.C. and EP .com Fund, L.L.C. and the Investment Manager of EP Opportunity Fund International, Ltd. and EP .com Fund
               International, Ltd., had the sole power to vote and dispose of 535,700 shares of Common Stock, representing 5.44% of the total
               Common Stock outstanding at such date.

(c)            Transactions within the past sixty days were as follows:


                                                                       Number of         Price per
          Purchaser                        Date of Transaction          Shares             Share
          ---------                        -------------------          ------             -----

EP Opportunity Fund, L.L.C.                     2/24/00                 1,500            $18.395
                                                3/14/00                 5,100             20.9706
                                                3/15/00                27,500             20.8048
                                                3/16/00                 6,200             19.2761
                                                3/17/00                 1,500             19.3200
                                                3/20/00                10,300             19.1439
                                                3/21/00                31,950             19.2320
                                                3/22/00                17,400             19.2950
                                                3/23/00                 6,000             18.8104
                                                3/24/00                15,900             18.6906
                                                3/27/00                 1,000             18.3250
                                                3/28/00                52,400             20.3344
                                                3/29/00                24,750             20.1250

EP Opportunity Fund International, Ltd.
                                                3/13/00                 2,600             20.9475
                                                3/14/00                 9,400             20.9693

EP .com Fund, L.L.C.                             3/1/00                 4,067             18.4017
                                                 3/2/00                 8,200             18.5552
                                                 3/8/00                 7,500             20.9828
                                                 3/9/00                 5,300             20.9932
                                                3/10/00                   700             20.8428
                                                3/13/00                 4,700             20.9449
                                                3/14/00                 1,000             20.9827

EP .com Fund International, Ltd.
                                                 3/1/00                 2,033             18.4054
                                                 3/2/00                 4,100             18.5570
                                                 3/9/00                11,500             20.9917



All purchases were made in the open market.

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None


SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                                      EISENBERG PARTNERS, L.L.C.

    April 4, 2000                                        /s/ Jeffrey Eisenberg
----------------------------------                    --------------------------
                  Date                                By:      Jeffrey Eisenberg
                                                               Manager